

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2017

Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
Belvedere Building, 4th Floor
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

     Re: Teekay Offshore Partners L.P.
             Form 20-F for Fiscal Year Ended December 31, 2015
             Response Dated January 9, 2017
             File No. 001-33198

Dear Mr. Evensen:

We have reviewed your January 9, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 6

1. We note your response to prior comment two in our letter dated December 22, 2016 regarding the presentation of your non-GAAP measure, Adjusted EBITDA, which includes "Adjustments relating to equity income." Please revise your disclosure to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim, to the revenues and expenses related to your equity method investees and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.

You may contact Abe Friedman at 202-551-8298 or Patrick Kuhn at 202-551-3308 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure